United States securities and exchange commission logo





                               May 27, 2020

       Wayne Tupuola
       President
       Laser Photonics Corporation
       1101 N. Keller Road, Suite G
       Orlando, Florida 32810

                                                        Re: Laser Photonics
Corporation
                                                            Registration
Statement on Form 10-12G
                                                            Filed April 30,
2020
                                                            File No. 000-56166

       Dear Mr. Tupuola:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Form 10 filed April 30, 2020

       General

   1.                                                   Your registration
statement will become effective 60 days after you filed it with the
                                                        Commission and you will
then be responsible for filing reports required by Section 13 of the Securities Exchange
Act of 1934, even if we have not completed the review of your filing. If you cannot
resolve the comments before that time, you should consider
                                                        withdrawing the filing
before it becomes effective. You could then refile when you are able to respond to the
comments.
   2. Please revise your filing to disclose that you are a shell company, as defined by Rule 12b-
                                                        2 under the Exchange
Act, because you appear to have no or nominal operations and nominal assets.
Accordingly, please prominently disclose your shell company status and disclose the
consequences of that status. If you do not believe you are a shell company, please provide us with
your legal analysis. Rule 144 is not available for resale of securities
 Wayne Tupuola
Laser Photonics Corporation
May 27, 2020
Page 2
         initially issued by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information)
         has been available to the market for a period of twelve months. See Rule 144(i)(1)(i). If you do not believe you are a shell company, please provide us with your legal analysis.
Organizational History, page 1

3. We note your disclosure about your operations and products, such as your disclosure on page 1 that your operations allow you to "reduce development and advanced laser equipment manufacturing time" and that you sell your products "globally to end users and principally Fortune 1000 companies" and your disclosure on page 6 that you "develop and manufacture most of [y]our critical assemblies." Please significantly revise your disclosure throughout your registration statement to clearly and consistently describe that you do not have any revenue or products and clearly describe your current operations versus your intended operations.
4. Please clarify the disclosure on page 1 that "ICT's portfolio companies are manufacturing" Laser Photonics branded equipment. Please also clarify disclosure that you recognize the value of the brand as an intangible asset on your financial statements. In this regard, we note that disclosure on pages F-2 and F-8 does not contain intangible assets.
5. We note your disclosure here that your brand was used by Laser Photonics Inc. and on page 35 that a number of your executive officers are currently also officers of Laser
         Photonics Inc. Please describe your current relationship with Laser Photonics Inc.
         including whether you are separate companies or related companies and whether you have the same owners.
6. We note that you mention in your January 22, 2020 press release that Dmitriy Nikitin was your "CTO and interim CEO of Laser Photonics Corporation." However, it does not appear that your disclosure mentions that Dmitry Nikitin was an officer of the company.
         Please advise or revise accordingly.
Diversified IP and Knowhow, page 6

7. Please disclose the material terms of the agreements in which you were able to secure right for use of patents, licenses, brands, trademarks, trade secrets and proprietary technology mentioned on page 6 and file the agreements as exhibits. In addition, clarify what you mean by the phrase "statistically significant high barriers" mentioned on page 6.
Product Warranty and Support, page 7
FirstName LastNameWayne Tupuola
Comapany NameLaser Photonics Corporation
8. Please reconcile the disclosure in this section about the warranty period with the
May 27, 2020 Page 2 second risk factor on page 16.
       disclosure in the
FirstName LastName
 Wayne Tupuola
FirstName LastNameWayne Tupuola
Laser Photonics Corporation
Comapany NameLaser Photonics Corporation
May 27, 2020
Page 3
May 27, 2020 Page 3
FirstName LastName
Patents and License Rights, Intellectual Property, page 8

9. Please provide the disclosure required by Item 101(h)(4)(vii) of Regulation S-K, such as the duration of your material patents.
We depend on the U.S. Government for a portion of our business, page 16

10. Revise your registration statement to consistently and clearly disclose that you do not have any revenue including the following disclosure: (1) in this risk factor about the percentage of revenues; (2) in the first risk factor on page 19 about a "number of [y]our current U.S.
         Government contracts are multi-award, multi-year IDIQ task order based contracts;" and
         (3) in the first risk factor on page 20 about "contractors with whom we have contractual relationships." If you have entered into U.S. Government contracts and have contractual relationships with contractors, disclose the material terms of the agreements and contractual relationships, respectively, and file the agreements as exhibits.
Management's Discussion and Analysis, page 33

11. Please tell us why your disclosure in this section does not mention that you have established a $1 million promotion budget. In this regard, we note the promotional budget mentioned in the article entitled "Laser Cleaning Promotional Budget by Laser Photonics
         Corp." on your website.
Properties, page 35

12. Please make the disclosures consistent in this section and on page 44 about rent of approximately $4,050 per month with your disclosure in Note 3 on page F-12 about the cost of $14,377.50 per month.
Directors and Executive Officers, page 35

13. Please disclose when Mr. Tupuola became your president and chairman of the board and describe his business experience during the past five years. For example, it is unclear why your disclosure does not address Fonon Corporation. Please balance your disclosure with information regarding any material delinquent filings of the identified companies, and include any appropriate risk factor. Finally, please revise to disclose briefly the specific experience, qualifications, attributes or skills that led to your conclusion that Mr. Tupuola should serve as a director in light of your business and structure. For guidance, see Item
         401(e)(1) of Regulation S-K.
14. Please disclose when Tatiana Nikitina became your secretary and marketing director.
         Also, disclose the nature of any family relationship between Tatiana Nikitina and Dmitriy
         Nikitin.
15. Please disclose when Mr. Bykov became your chief design engineer. Also, describe the business experience during the past five years of Mr. Bykov. For example, it is unclear
 Wayne Tupuola
Laser Photonics Corporation
May 27, 2020
Page 4
         why your disclosure does not address Fonon Corporation. Also, balance your disclosure with information regarding any material delinquent filings of the identified companies, and include any appropriate risk factor.
16. Please identify who is performing the functions of principal financial officer.
Certain Relationships and Related Transactions, and Director Independence, page
44

17. Please revise to identify Dmitriy Nikitin as a promoter, as required under Item 404(c) of
         Regulation of S-K, or advise us why you believe he is not a promoter. Please refer to
         Rule 405 of Regulation C for further guidance.
18. You disclose on page 1 that ICT Investments acquired the Laser Photonics brand at a public auction. Disclose here and page 1 when ICT Investments acquired the brand at an auction. Further, please clearly describe whether you or ICT Investments are the current owner of the Laser Photonics brand and, if true, when and how you acquired the Laser
         Photonics brand from ICT Investments, and the terms of such agreement including the duration. Please file any agreements as exhibits. Also, please provide the information required by Item 404(c)(1)(ii) of Regulation S-K.
Item 15. Financial Statements and Exhibits, page 52

19. Please update your financial statements and other financial information to comply with Rule 8-08 of Regulation S-X prior to effectiveness of the filing. In addition, update the COVID-19 discussion on page 33 to provide disclosures about the material impact of the pandemic to your business, consistent with CF Disclosure Guidance Topic No. 9.
Financial Statements of Laser Photonics Corporation
Statements of Cash Flows, page F-5

20. We note from page F-8 that on December 31, 2019 you acquired certain sales demonstration equipment valued at $495,150 in exchange for 2,616,316 shares of your common stock. Please explain to us how your presentation of this non-cash transaction in this statement is consistent with ASC 230-10-45 and ASC 230-10-50-3 through 50-6.
         Otherwise, revise your presentation to comply with that guidance.
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page F-9

21. Revise this note and all other sections of the filing to clarify that you have earned no revenues during the periods presented, and to correctly disclose the revenue recognition policies you intend to apply pursuant to ASC Topic 606 - Revenue from Contracts with
FirstName LastNameWayne Tupuola
       Customers. In addition, revise the filing to eliminate or clarify the inconsistent disclosure,
Comapanyexample on page 16, indicating that 10% of your U.S. revenues have been from sales for NameLaser Photonics Corporation
May 27, 2020 Page rendered directly or indirectly to the U.S. Government.
       and services 4
FirstName LastName
 Wayne Tupuola
FirstName LastNameWayne Tupuola
Laser Photonics Corporation
Comapany NameLaser Photonics Corporation
May 27, 2020
Page 5
May 27, 2020 Page 5
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Effie Simpson, Staff Accountant, at 202-551-3346 or Martin James,
Senior Advisor, at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or
Sherry Haywood, Staff Attorney, at 202-551-3345 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:      Ernest Stern